UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

RF Micro Devices, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, No Par Value
(Title of Class of Securities)

749941100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Robert A. Bruggeworth
President and Chief Executive Officer
RF Micro Devices, Inc.
7628 Thorndike Road
Greensboro, North Carolina 27409
(336) 664-1233
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Ross H. Parr
Womble Carlyle Sandridge & Rice, PLLC
3500 One Wachovia Center
301 South College Street
Charlotte, North Carolina 28202-6037
(704) 331-4925

__________________________________________________

CALCULATION OF FILING FEE

Transaction valuation* Not applicable	Amount of Filing Fee* Not applicable

*  Pursuant to General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

[   ]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:   Not Applicable.
            Form or Registration No.:  Not Applicable.
            Filing Party:  Not Applicable.
            Date Filed:    Not Applicable.

[ X ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            [   ]  third-party tender offer subject to Rule 14d-1.
            [X]  issuer tender offer subject to Rule 13e-4.
            [   ]  going-private transaction subject to Rule 13e-3.
            [   ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   [   ]

Explanatory Note

          This schedule, the following information and the exhibit relate solely to preliminary communications made before the commencement of an anticipated voluntary employee stock option exchange program (the “Option Exchange Program”) by RF Micro Devices, Inc. (“RFMD”).

          On June 18, 2009, RFMD filed a Definitive Notice of Annual Meeting of Shareholders and Definitive Proxy Statement with the Securities and Exchange Commission (the “SEC”) relating to RFMD’s Annual Meeting of Shareholders scheduled to be held on July 29, 2009 (the “Definitive Proxy Materials”), which are incorporated by reference hereto as Exhibit 99.1.

Additional Information About the Option Exchange Program

            Please be aware that the above information and the Definitive Proxy Materials do not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities, nor will there be any such offer or solicitation in any state or country where such offer or solicitation is not permitted.  In connection with the proposal to be voted on by RFMD’s shareholders regarding the Option Exchange Program, RFMD has filed the Definitive Proxy Materials with the SEC and intends to file other relevant materials with the SEC.  RFMD shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the Option Exchange Proposal, because they will contain important information about the proposal to be voted on by shareholders with respect to the Option Exchange Program.

            RFMD has not yet commenced the Option Exchange Program and must receive shareholder approval for the Option Exchange Program at RFMD’s 2009 annual meeting of shareholders before such Option Exchange Program may be completed.  RFMD’s Board of Directors reserves the right to amend, postpone or terminate the proposed Option Exchange Program prior to the end of the exchange offer period.

            If and at the time the Option Exchange Program is commenced, RFMD will provide optionholders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program, including certain risks associated with the Option Exchange Program.  Upon the commencement of the Option Exchange Program, RFMD will also file the written materials relating to the Option Exchange Program with the Securities and Exchange Commission as part of a tender offer statement.  Copies of these written materials and other documents filed by RFMD with the Securities and Exchange Commission will be available free of charge from the Securities and Exchange Commission’s web site at www.sec.gov.

Item 12.          Exhibits.

99.1                 Definitive Notice of Annual Meeting of Shareholders and Definitive Proxy Statement, filed on Schedule 14A with the Securities and Exchange Commission on June 18, 2009 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.

99.1                Definitive Notice of Annual Meeting of Shareholders and Definitive Proxy Statement, filed on Schedule
                       14A with the Securities and Exchange Commission on June 18, 2009 and incorporated herein by reference.